UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Scientific Learning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

Lawrence A. Oberman
Trigran Investments, Inc.
630 Dundee Road
Suite 230
Northbrook, IL 60062
847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,124,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,124,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% as of December 2, 2008 (based on 17,617,646 shares of Common Stock outstanding, per Form 10-Q dated November 7, 2008).

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,315,238

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,315,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8% as of December 2, 2008 (based on 17,617,646 shares of Common Stock outstanding, per Form 10-Q dated November 7, 2008).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,808,778

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,808,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,808,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3% as of December 2, 2008 (based on 17,617,646 shares of Common Stock outstanding, per Form 10-Q dated November 7, 2008).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808760102

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,124,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,124,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% as of December 2, 2008 (based on 17,617,646 shares of Common Stock outstanding, per Form 10-Q dated November 7, 2008).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,124,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,124,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% as of December 2, 2008 (based on 17,617,646 shares of Common Stock outstanding, per Form 10-Q dated November 7, 2008).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,124,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,124,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,124,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% as of December 2, 2008 (based on 17,617,646 shares of Common Stock outstanding, per Form 10-Q dated November 7, 2008).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

Item 1.	Security and Issuer

This statement relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Scientific Learning Corporation, Inc., whose principal executive offices are located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612

Item 2.	Identity and Background

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(f) Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Illinois company

Trigran Investments, L.P.

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Illinois limited partnership

Trigran Investments, L.P. II

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Illinois limited partnership

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

(c)  Trigran Investments, Inc. is the investment manager to and general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II. (the “Funds”), each of which is a private investment limited partnership.  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of the Common Stock beneficially owned by Trigran Investments Inc.  Each of the reporting persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e)  None of the reporting persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 808760102

Item 3.	Source and Amount of Funds or Other Consideration

A total of $24,966,171.15 was paid to acquire all of the shares of Common Stock reported herein as follows: Trigran Investments, L.P. acquired 3,315,238 shares of Common Stock at a total cost of $16,104,760.01; Trigran Investments L.P. II acquired 1,808,778 shares of Common Stock at a total cost of $8,861,411.14.

The Common Stock was acquired in the ordinary course of the Funds’ business and is held by each of the Funds in separate accounts maintained for each of the Funds at the Funds’ prime broker.  While the Funds’ agreement with their prime broker permits the prime broker to extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies, the Funds did not purchase any of the shares of Common Stock on margin.

Item 4.	Purpose of Transaction

The Common Stock has been acquired for investment in the ordinary course of the reporting persons’ investment activities and has not been acquired with any purpose of, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.  The reporting persons are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.  The reporting persons may in the future, subject to the terms of the agreement described in Item 6 of this Schedule 13D, determine to purchase more Common Stock and/or dispose of Common Stock in the ordinary course of their investment activities, as market and other conditions dictate.  However, in connection with the agreement described in Item 6 of this Schedule 13D, the filing persons may from time to time be provided with information by the issuer and may convey to the issuer their views or opinions with regard to the matters set forth therein.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.

(c)                                 On December 2, 2008, the reporting persons purchased 360,000 shares of Common Stock in open market purchases.  Specifically, Trigran Investments, L.P. purchased 292,258 shares of Common Stock and Trigran Investments II, L.P. purchased 67,742 shares of Common Stock.  The purchase price for the Common Stock was $1.80 per share.  There have been no other transactions in the Common Stock by the reporting persons since the reporting persons’ most recent filing of Schedule 13D on August 26, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 4, 2008, the filing persons entered into an agreement (the “February 4th Agreement”) with the issuer pursuant to which, in connection with discussions that the filing persons have requested with the issuer, the filing persons agreed to treat as confidential certain information concerning the issuer that may be provided to the filing persons no later than July 31, 2008, to use it solely for the purpose of evaluating the filing persons’ investment in the issuer, and not to disclose it without the prior written consent of the issuer or as may be required by applicable laws, rules and/or regulations.  Pursuant to the February 4th Agreement, the filing persons also agreed not to: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, any voting securities or direct or indirect rights to acquire any voting securities of the issuer, any subsidiary, successor to or person in control thereof, or any assets of the issuer or any subsidiary, division of the issuer or of any such successor or controlling person thereof; (b) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of the issuer; (c) make any public announcement with respect to, or submit a proposal for or offer of any extraordinary transaction involving the issuer or any of its securities or assets; (d) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (other than a group comprised solely of the filing persons), in connection with any of the foregoing; (e) amend its stated purpose, as set forth in Item 4 of its Schedule 13D/A filed on January 22, 2008, or otherwise act or seek to control or influence the management, Board of Directors or policies of the issuer (which shall not, however, prohibit confidential communication to management of the filing persons’ views and opinions); (f) take any action that could reasonably be expected to require the issuer to make a public announcement regarding the possibility of any of the foregoing events; or (g) request that the issuer or any of its representatives amend or waive any of the foregoing provisions (b) through (e) (the “Standstill Clause”).  The February 4th Agreement expired on July 31, 2008.

On August 25, 2008, the filing persons entered into an agreement (the “August 25th Agreement”) with the issuer on substantially the same terms and conditions as the February 4th Agreement, except that the August 25th Agreement does not contain the Standstill Clause.

CUSIP No. 808760102

Notwithstanding the foregoing, and as set forth in Item 4, above, the reporting persons continue to hold the Common Stock for investment in the ordinary course of their investment activities and have not acquired the Common Stock with any purpose of, or with the effect of, acquiring, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The foregoing description of the August 25th Agreement is not intended to be complete and is qualified in its entirety by reference to the copy of the agreement filed as Exhibit B to the reporting persons’ previous filing on Schedule 13D (Amendment No. 3) dated August 26, 2008, and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

Exhibit B – Letter Agreement between Scientific Learning Corporation and Trigran Investments, Inc., Trigran Investments, L.P. and Trigran Investments, L.P. II, dated August 25, 2008.  (Incorporated herein by reference to Exhibit B to the Schedule 13D (Amendment 3) filed with the SEC on August 26, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of December, 2008

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman

Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

CUSIP No. 808760102

EXHIBIT A TO SCHEDULE 13D

December 4, 2008

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, TRIGRAN INVESTMENTS, INC., TRIGRAN INVESTMENTS, L.P., TRIGRAN INVESTMENTS, L.P. II, DOUGLAS GRANAT, LAWRENCE A. OBERMAN and STEVEN G. SIMON each hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto).  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P. II

DOUGLAS GRANAT

/s/ Douglas Granat

LAWRENCE A. OBERMAN

/s/ Lawrence A. Oberman

STEVEN G. SIMON

/s/ Steven G. Simon